Exhibit 4.8

SHARE PURCHASE AGREEMENT

by and between

CARLO TASSARA INTERNATIONAL S.A.,

and

ARCELORMITTAL

February 19, 2008

i

SHARE PURCHASE AGREEMENT

This share purchase agreement (the “Agreement”) is hereby made by and among:

•

Arcelor Mittal S.A., a société anonyme organized under the laws of the Grand Duchy of Luxembourg, whose registered office is located at 19, avenue de la Liberté R.C.S. Luxembourg B 82.454 (“Purchaser” or the “Company”), on the one hand,

•

Carlo Tassara International S.A., a société anonyme, organized under the laws of Luxembourg having its registered office located at 6, rue Dicks, L-1417, Luxembourg, registered with the registry of commerce and companies of Luxembourg under number B 98410 (“Seller”), on the second hand,

(Purchaser and Seller are collectively referred to as the “Parties” and, each individually, as a “Party”)

WHEREAS:

(A)	Seller currently owns 66,927,466 shares of the Company, representing as at the date hereof approximately 4.60% of the share capital of the Company;

(B)	Seller is willing to sell 18,000,000 shares of the Company (the “Shares”). The Shares are listed on the Eurolist of Euronext Paris and Amsterdam, on the Luxembourg, Spanish and New York Stock Exchanges; and

(C)	Purchaser wishes to acquire, directly or through an Affiliate, the Shares from Seller, and Seller wishes to sell the Shares to Purchaser, upon the terms and subject to the conditions contained in this Agreement (the “Transaction”).

IT IS AGREED AS FOLLOWS:

ARTICLE 1

DEFINITIONS AND INTERPRETATION

Section 1.1 Definitions. For all purposes of this Agreement, except as otherwise expressly provided or unless the context clearly requires otherwise:

“Affiliate” means, with respect to any Person, any other Person directly or indirectly Controlling, Controlled by, or under common Control with, such Person.

“Authorities” means the French Autorité des marchés financiers.

“Business Day” means any day other than a Saturday, a Sunday or a day on which banks in Paris, France, and London, United Kingdom, are authorized or obligated by Law to close.

“Company” has the meaning set forth in the recitals.

“Control” in relation to a Person, means the possession of the power to direct or cause the direction (alone or in concert with other(s)) of the management or policies of such Person, whether through the direct or indirect ownership of voting securities, by contract or otherwise.

“Governmental Authorization” means any license, certificate of authority, permit, order, consent, approval, registration, authorization, qualification or filing granted by or with any Governmental Authority.

“Governmental Authorities” means any competent international, multinational, supranational or national body with regulatory, judicial, legislative or administrative regulatory or supervisory authority including any ministry, department, agency, office, organization thereof.

“Investment Services Provider” means the investment services provider (prestataire de services d’investissement), which will be jointly appointed by the Seller and the Purchaser with respect to the acquisition and sale of the Shares, i.e., CA Cheuvreux.

“Law” means any and all applicable laws, including all applicable statutes, codes, ordinances, decrees, rules and regulations.

“Lien” means any lien, pledge, charge, claim, mortgage, put or call option, pre-emption right, right of first refusal, security interest, encumbrance, or other limitation or restriction on any right, property or asset (including any restriction on the voting rights or right to sell or otherwise dispose of the Shares), in each case other than pursuant to this Agreement.

“Number of Shares” shall mean the number of Shares set forth in paragraph (A) of the Preamble, i.e., 18,000,000.

“Person” means an individual, corporation, limited liability company, partnership, association, trust or other entity or organization, including any Governmental Authority, whether or not it has all the characteristics of legal personality.

“Per Share Purchase Price” shall mean the price per Share at closing of trading on Euronext Paris on February 18, 2008, as published by Euronext Paris, less 2.5%, i.e. Euros 46.60 per Share.

“Purchase Price” has the meaning set forth in Section 2.1.

“Shares” has the meaning set forth in paragraph (A) of the Preamble.

“Substituted Affiliate” has the meaning set forth in Section 7.2.

“Transaction” has the meaning set forth in paragraph (B) of the Preamble.

Section 1.2 Interpretation.

(a) When a reference is made in this Agreement to a section or article, such reference shall be to a section or article of this Agreement unless otherwise clearly indicated to the contrary. In addition a reference to a section or an article of this Agreement and references to this Agreement shall include its schedules, exhibits and any other annexes.

(b) When a reference is made to any specified provision of this Agreement, such reference shall be construed as a reference to that provision of this Agreement as amended or substituted with the agreement of the relevant parties and in force at any relevant time.

(c) Whenever the words “include,” “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.”

(d) The use of such phrases as “shall use its best efforts” and “shall take such actions as are in their power” shall inter alia not require the Party to which such obligation applies to undertake any financial commitments.

(e) Words importing the singular include the plural and vice versa, words importing a gender include other genders.

(f) A reference to any statute, ordinance or other law shall include all regulations and other instruments thereunder and all consolidations, amendments, re-enactments or replacement thereof in force at the date of execution of this Agreement and as generally and publicly interpreted as of such date by the relevant competent judicial or regulatory authorities.

(g) A reference to any Party to this Agreement or any other agreement or document shall include such Party’s legal successors and permitted assigns.

(h) The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provisions of this Agreement.

(i) Subsequent to the signature hereof, no prior drafts of this Agreement may in the event of litigation arising be used for any purpose including to show the intention of the Parties.

(j) Any undertakings and agreements which are included in “Definitions” set forth in this Agreement shall have the same full force and effect as if they were independently made.

ARTICLE 2

SALE AND PURCHASE

Section 2.1 Sale and Purchase. Upon the terms and conditions of this Agreement, the Seller irrevocably agrees to sell to the Purchaser, and the Purchaser irrevocably agrees to purchase from the Seller, directly or through a Substituted Affiliate as set forth in Section 7.2, all the Shares on the Closing Date for a total consideration payable by Purchaser to Seller in cash at Closing equal to the Per Share Purchase Price multiplied by the Number of Shares (the “Purchase Price”).

Any dividend or other distribution decided by the Company in respect of the Shares on or after the date hereof shall be to the sole benefit of the Purchaser.

The legal title to the Shares shall be transferred to the Purchaser on the Closing Date, upon confirmation from the Investment Services Provider of the receipt by it of the Purchase Price.

Section 2.2 Form of Sale. The Shares shall be sold and purchased by means of an off-market block trade (cession de bloc hors marché) and with the relevant Euroclear procedure for delivery versus payment (règlement contre livraison) on the Closing Date.

Section 2.3 Closing. The closing of the sale and purchase of the Shares (the “Closing”) shall take place on February 22, 2008 at 6pm (Paris time) (the “Closing Date”) at a place to be agreed upon by the Parties.

At the Closing:

(a)	The Seller and the Purchaser shall deliver to the Investment Services Provider a joint transfer instruction with respect to the sale by the Seller and the purchase by the Purchaser of the Shares.

(b)	The Purchaser shall pay the Purchase Price by transferring immediately available funds to the Seller’s account opened with the Investment Services Provider, in accordance with the requirements of the payment mechanism referred to in Section 2.2.

(c)	The Parties shall execute all instruments and documents and otherwise take all actions as shall be necessary or required under Law and this Agreement to transfer the Shares and consummate the Transaction.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

Section 3.1 Representations and Warranties of the Parties. Each Party makes to the other Party the following representations and warranties as of the date hereof and as of the Closing Date.

3.1.1	Organization and Standing. Each Party is a legal entity having the corporate form specified in this Agreement, duly organized and incorporated, validly existing and is not subject to any reorganization, liquidation, insolvency or other similar proceedings under the Laws of its jurisdiction of incorporation.

3.1.2	Authority to Execute and Perform the Agreement.

(a)	Each Person signing this Agreement on behalf of a Party has all requisite power and authority to execute this Agreement and bind such Party as contemplated herein.

(b)	The execution and performance of this Agreement and the completion of the Transaction by each Party have been duly authorized by all necessary corporate action on behalf of such Party.

(c)	Assuming the due authorization and execution by the other Party, this Agreement constitutes a legal, valid and binding obligation of each Party, enforceable against it in accordance with its terms.

3.1.3	No Violation. The execution and performance of this Agreement and the completion of the Transaction, does not and will not breach or constitute a default under (i) any provision of its memorandum or articles of association (statuts) or equivalent constitutional documents, (ii) any Law applicable to it, (iii) any agreement or instrument to which it is a party or by which it is bound, except to the extent that such breach or default would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of such Party to complete the Transaction or perform its obligations hereunder.

Section 3.2 Representations and Warranties specific to the Seller. Except as otherwise set forth herein, the Seller makes to the Purchaser the following representations and warranties as of the date hereof and as of the Closing Date.

3.2.1	Title to the Shares.

(a)	The Seller is, and will be at Closing, the sole and valid owner of the Shares.

(b)	The ownership of the Shares will be at Closing free and clear from any Lien and there exists no commitment to give or create any Lien affecting any of the Shares.

(c)	The Seller will transfer and deliver, or cause to be transferred and delivered, to the Purchaser, valid and marketable title to such Shares, free and clear of any Lien.

3.2.2	Seller’s Required Approvals. No Governmental Authorization, and no consent, approval, authorization or waiver is required to be obtained from, and, except for any notices to the Company with respect to the crossing of ownership thresholds in the Company, no notice is required to be given to, any other Person by Seller in connection with the execution, delivery and performance by Seller of this Agreement

Section 3.3 Representations and Warranties specific to the Purchaser. The Purchaser makes to the Seller the following representations and warranties as of the date hereof and as of the Closing Date.

3.3.1	Financing. The Purchaser will have sufficient available funds to finance the payment of the Purchase Price at Closing.

3.3.2	Purchaser Required Approvals. No Governmental Authorization, and no consent, approval, authorization or waiver is required to be obtained from, and, except for any notices to the authorities with respect to the acquisition by the Purchaser of its own shares, no notice is required to be given to, any other Person by Purchaser in connection with the execution, delivery and performance by such Purchaser of this Agreement.

ARTICLE 4

COVENANTS

Section 4.1 Cooperation. The Parties shall co-operate with each other to the extent reasonably required in order to fully effect the Transaction.

Section 4.2 Notices of Certain Events relating to Representations, Warranties and Covenants. During the period beginning on the date hereof and ending on the Closing Date, each Party shall promptly notify the other Party of (i) the occurrence, or failure to occur, of any event, that would be likely to cause any of the representations or warranties made by such Party contained in this Agreement to be untrue or inaccurate in any material respect as of the Closing Date and (ii) any material failure to comply with or satisfy any of the covenants, conditions or agreements to be complied with or satisfied by such Party under this Agreement.

Section 4.3 Expenses. All fees, costs and other expenses incurred in connection with this Agreement and the Transaction shall be borne by the Party that incurred such fee, cost or other expenses and neither Party will at any time for any reason whatsoever be under any obligation to compensate the other for such fees, costs or other expenses. Notwithstanding anything herein to the contrary, the Purchaser and the Seller will share equally any stamp or registration duties or other transfer taxes, as well as all fees and commissions of the Investment Service Provider, incurred on, or in connection with, the sale and transfer of the Shares to be sold by the Seller and the execution and delivery of this Agreement.

ARTICLE 5

NOTICES

Section 5.1 Any notice required or permitted to be served hereunder shall be in writing and communicated to the receiving Party either by hand courier, or sent by prepaid registered mail and addressed as indicated below. E-mail communications shall not be regarded as satisfying the requirements of this Article 5.

5.1.1	Purchaser:

Arcelor Mittal S.A.

19, avenue de la Liberté, Luxembourg

Fax: + 44207 629 7993

Attn: Mr. Sudhir Maheshwari / Mr. Henk Scheffer

5.1.2	Seller:

Carlo Tassara International S.A.6, rue Dicks, L-1417 Luxembourg

Fax : + 352 26 89 40 45

Attn: Hélène Zaleski / Claude Le Monnier

Section 5.2 Any notice served by courier shall be deemed served upon delivery, any notice served by prepaid registered mail shall be deemed served upon receipt.

Section 5.3 In the event of any change in the details listed in Section 5.1 or any new details as subsequently notified to the other Party, the Party concerned shall be obliged to notify the other Party about the new details within seven (7) days from their change otherwise any notice sent with the use of previous details shall be deemed to have been duly delivered.

Section 5.4 Any notices shall be in English.

ARTICLE 6

WAIVER, AMENDMENT

Section 6.1 Any provision of this Agreement may be waived if, and only if, such waiver is in writing and signed by the Party against whom the waiver is to be effective.

Section 6.2 No failure or delay by one Party to exercise any of its rights and privileges granted or arising hereunder shall be deemed a waiver of any of these rights or privileges nor shall it bar their exercise in the future.

Section 6.3 There shall be no amendments to this Agreement without the prior written agreement of all Parties hereto. No course of action adopted by any of the Parties shall be deemed an amendment (whether express or implied) to any of the provisions hereof.

ARTICLE 7

ASSIGNMENT, SUBSTITUTION

Section 7.1 No Party to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of the other Party.

Section 7.2 Notwithstanding the above, the Purchaser shall have the right to require that one of its Affiliates (a “Substituted Affiliate”) succeed to and be substituted for all of its rights and obligations under this Agreement and become the Purchaser under this Agreement provided that (i) Purchaser shall provide written notice to Seller of any such substitution prior to such substitution and (iii) Purchaser hereby guarantees, and shall remain jointly (solidairement) and indivisibly (indivisiblement entre eux) liable for, the Substituted Affiliate’s performance of any and all obligations of the Purchaser under this Agreement.

ARTICLE 8

PUBLIC ANNOUNCEMENT

Insofar as is reasonably practicable and legally permissible before complying with any applicable obligation, no publicity, public announcement, press release, or other public disclosure regarding this Agreement or the transactions specifically contemplated herein shall be made without having first informed the other Party on the time, form and content of such public announcement, release or disclosure.

ARTICLE 9

GOVERNING LAW AND JURISDICTION

Section 9.1 This Agreement shall be governed by and construed in accordance with the laws of the Republic of France, including validity, interpretation and effect without regard to principles of conflicts of law.

Section 9.2 Any dispute, claim or controversy arising out of or relating to this Agreement, or the interpretation or breach hereof, shall be referred to the exclusive jurisdiction of the Tribunal de Commerce of Paris.

ARTICLE 10

COUNTERPARTS

This Agreement may be signed by counterparts, each of which shall be deemed an original. This Agreement and any counterpart so executed shall be deemed to be one and the same instrument. The exchange (by facsimile) of facsimile copies of executed counterparts of this Agreement shall be deemed execution and delivery thereof.

ARTICLE 11

SEVERABILITY

If any provision of this Agreement is held to be unenforceable for any reason, it shall be adjusted rather than voided, if possible, in order to achieve the intent of the Parties to this Agreement. In any event, the invalidity or unenforceability of any provision of this Agreement in any jurisdiction shall not affect the validity or enforceability of this Agreement, including that provision, in any other competent jurisdiction.

ARTICLE 12

ENTIRE AGREEMENT

This Agreement represents the entire agreement existing between the Parties relative to the subject matter hereof and supersede all previous negotiations, discussions, correspondence, communications, understandings and agreements between the Parties relating to such subject matter.

ARTICLE 13

SPECIFIC PERFORMANCE

Each Party agrees that it could be irreparably injured by a breach of this Agreement by the other Party, that money damages will not be an adequate and/or fully sufficient remedy for any breach of this Agreement and that, in addition to all other remedies available at law, each Party shall be entitled to injunctive relief and specific performance as a remedy for any such breach.

in Paris, France, on February 19, 2008	in two(2) counterparts,
Carlo Tassara International S.A.	ArcelorMittal SA

/s/ Hélène Zaleski	/s/ Sudhir Maheshwari
Name: Hélène Zaleski	Name: Sudhir Maheshwari
Président

/s/ Claude Le Monnier
Name : Claude Le Monnier
Managing Director